EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements Nos. 333-77523, 333-105070, 333-72160 and 333-80149 on Form S -3, and No. 333-92651 on Form S-8 of Sierra Pacific Resources of our report dated March 7, 2004 (August 6, 2004 as to the adoption of a new accounting standard as described in Note 18 — Earnings Per Share and effects of the discontinued operations described in Note 19 – SPC Sale of Assets) (which report expresses an unqualified opinion and includes explanatory paragraphs related to the adoption of Statement of Financial Accounting Standards Nos. 142 and 143), appearing in this Current Report on Form 8-K of Sierra Pacific Resources.

/s/ DELOITTE & TOUCHE LLP

Reno, Nevada
August 11, 2004